Kountable, Inc.

Consolidated Financial Statements
For the Calendar Years 2020 and 2021

(Unaudited)

April 12, 2022

Kountable, Inc.
Income Statement
USD in ($000's)

	FY'20	FY'21
BOOKINGS		
- Trade (GMV)	0	3,165
- Memberships/Services	1	274
Total Bookings	1	3,439
- Trade Fees	0	321
- Memberships/Services	1	274
Total Bookings (Fees)	1	595

FINANCIALS		
	FY'20	FY'21
- Trade	640	1,414
- Memberships	5	189
Total Revenue	645	1,603
Kountable Funded OEM+Fulfillment	485	1,265
Total Kountable Fees	160	338
Operations Mgmt	167	37
Trade Interest	0	142
Total Ops+Interest	167	179
Total Gross Profit	(7)	158
R&D	791	349
S&M	577	373
G&A	1,444	1,115
Operating Expenses	2,811	1,837
Bad Debt	775	99
Total Expense	3,586	1,936
EBITDA	(3,593)	(1,777)
Debt Interest (non-Trade)	(890)	(318)
Depreciation/Other Inc/Exp	2,140	9,760
Taxes	(12)	(12)
Total Int/Depr/Taxes	1,238	9,430
Net Income	(2,355)	7,653

Kountable, Inc.
Balance Sheet
USD in ($000's)

	12/31/20	12/31/21
Assets		
Current Assets		
Cash & Cash Equivalent	247	14
Net Accounts Receivable	1,508	137
Deferred Cogs	64	726
Prepaids and Other Current Assets	160	116
Total Current Assets	1,979	993
Total Net PPE & SW Capitalization	380	510
Total Assets	2,359	1,503
Liabilities & Equity		
Current Payables	1,334	1,920
Convertible Notes	0	0
Total Current Liabilities	1,334	1,920
Other Non-Current Liabilities		
Lender Senior Line of Credit	9,862	0
Trade Debt	0	1,142
SBA PPP Loan	686	686
Individual Subordinated Notes	4,895	1,389
Total Liabilities	16,777	5,336
Equity		
Preferred Stock	26,483	29,415
Common Stock	47	47
Current Year Earnings	(2,355)	7,653
Retained Earnings	(38,594)	(40,949)
Total Equity	(14,419)	(3,834)
Total Liabilities and Equity	2,359	1,503

Notes to the 2020 Balance Sheet

* Note 1 - $2.376M Note was cancelled by the Note holder. This is reflected by a
  reduction in Individual Subordinated Notes, and is also booked as a gain in
  Other Income/Expense, and is reflected in Net Income and Retained Earnings.

Notes to the 2021 Balance Sheet

* Note 2 - In June, 2021, $1.8M Note was cancelled by the Note holder. This is reflected
   by a reduction in Individual Subordinated Notes, and is also booked as a gain in
  Other Income/Expense, and is reflected in Net Income and Retained Earnings.

* Note 3 - In June 2021, the Kountable subsidiary that accounted for the relationship
  with our Sr Lender, was sold. This resulted in a $8.1M gain to Kountable Inc,
  by reducing our debt, but is offset by a reduction in the assets associated with this entity.

Kountable, Inc.
Cash Flow Statement
USD in ($000's)

	FY'20	FY'21
Starting Cash Balance	139	247
Trade Operations		
Trade Cash-In	1,792	1,376
Trade Cash-out		(1,906)
Net Change in Trade Cash	1,792	(530)
Operations		
Operations Cash-In (Sales)	4	99
Operations Cash-out (Expenses)	(2,233)	(1,627)
Net Change in Operations Cash	(2,229)	(1,528)
Trade Financing		
Incoming Cash		1,000
Financing Activities		
Incoming Equity	546	575
Incoming Debt		250
Net Equity/Debt Cash	546	825
Total Change in Cash	108	(233)
Ending Cash Balance	247	14

Kountable, Inc.
Change in Shareholder Equity
USD in ($000's)

		FY'20	FY'21
Equity			
Preferred Stock		26,483	29,415
Common Stock		47	47
Current Year Earnings		(2,355)	7,653
Retained Earnings		(38,594)	(40,949)
Total Equity		(14,419)	(3,834)
Changes from Prior Year			
Change: Preferred Stock	Note 1	8,335	2,932
Change: Common Stock		(0)	0
Change: Current Year Earnings	Note 2	8,032	10,007
ChangeL Retained Earnings	Note 2	(10,386)	(2,355)
Change: Total Equity		5,980	10,585

Note 1

At the end of 2020, Kountable closed a Series A-1 Round, which included converting $7.8M notes to equity.
  This round also included new cash investment of $546K.
In June of 2020, an investor exercised his rights to convert $2.2M outstanding debt to equity.
  Also during 2021, additional cash was invested in the A-1 round of $575K.

Note 2

In 2020, Net income was -$2.355M, decreasing Shareholder equity by this amount
  This amount included the following notable items:
   * $2.376M of a Note was cancelled by the note holder.

In 2021, Net income was +$7.653M, increasing Shareholder equity by this amount.
  This amount included the following notable items:
   * $1.8M debt forgiven by the note holder.
   * $8.1M gain from the sale of the Kountable entity related to our prior lender.

Kountable, Inc.
Notes to the Consolidated Financial Statements, 2020 and 2021
December 31, 2020, and December 31, 2021

Summary Accounting Policies

These financial statements have been prepared. in accordance with accounting principles generally accepted in the United States of America. They represent the consolidated financials of Kountable, Inc., including its wholly-owned trading subsidiaries.

Revenue

Kountable recognizes revenue from its trading business when its performance obligations are met under ASC 606, Revenue Recognition from Contracts.

The timing of this event is typically when the product has been delivered completely to the end paying customer, and an invoice has been issued to that customer by our customer, the SME.

For 2021, this resulted in no late payments, and no aged receivables.

Kountable consistently evaluates its outstanding Accounts Receivables, and those which are doubtful, are booked to bad debt. For 2020 and 2021, the bad debt booked was related to trades that were started in 2019 or earlier. New trades started in 2020 and 2021 have not had any bad debt.

Expenses

Kountable has significantly reduced its expenses, to meet the challenges of its new business environment. For 2021, operating expenses were $1.8M, down -35% from 2020, and -81% from 2019 levels.

Other notes

Software Capitalization

In September of 2020, Kountable engaged a third party software development company to continue development of its technology product. The majority of the payment is deferred until the project is fully completed, but we have been recording the progress of this investment as an asset, with a corresponding deferred payable liability. As of 12/31/21, this represented $200K of investment into our technology product.

Notes related to our Sr Lender

2021 Event
* In June 2021, the Kountable subsidiary that accounted for the relationship
  with our Sr Lender, was sold. This resulted in a $8.1M gain to Kountable Inc,
  by reducing our debt, but lso offset by a reduction in the assets associated with this entity.

Notes related to our Debt and Equity

2020 Debt Notes
* In December, 2020, $2.376M Note was cancelled by the Note holder. This is reflected by a
  reduction in Individual Subordinated Notes, and is also booked as a gain in
  Other Income/Expense, and is reflected in Net Income and Retained Earnings.

2021 Debt Notes
* June, 2021, $1.8M Note was cancelled by the Note holder. This is reflected
  by a reduction in Individual Subordinated Notes, and is also booked as a gain in
  Other Income/Expense, and is reflected in Net Income and Retained Earnings.

2020 Equity Notes
At the end of 2020, Kountable closed a Series A-1 Round, which included converting $7.8M
notes to equity.
  This round also included new cash investment of $546K.

2021 Equity Notes
In June of 2021, an investor exercised his rights to convert $2.2M outstanding debt to equity.
  Also during 2021, additional cash was invested in the A-1 round of $575K.

Additional notes related to Shareholder Equity

In 2020, Net income was -$2.355M, decreasing Shareholder equity by this amount.
  This amount included the following notable items, already described above:
   * $2.376M Note was cancelled by the note holder.

In 2021, Net income was +$7.653M, increasing Shareholder equity by this amount.
  This amount included the following notable items:
   * $1.8M debt forgiven by the note holder.
   * $8.1M gain from the sale of the Kountable entity related to our prior lender.

Subsequent Events

* Our Q1'2021 momentum increased. Contracted bookings for Q1'2022 were $6.1M in GMV, which is an increase of 185% of bookings for the entire year 2021 bookings of $3.3M in GMV.

* At the end of 2021, our PPP loan balance was $686K. In February, we received notice that our submission for forgiveness of $377K was approved by the SBA, reducing the balance to $309K.